UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Standard Silver Corporation
(Exact name of registrant as specified in its charter)

Nevada	87-0294969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1408 Roseland Blvd., Tyler, Texas	75701
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (903) 520-8332

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common stock
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filed, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filed” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Glossary of Terms
Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation.

Amalgamation	The process by which mercury is alloyed with some other metal to produce an amalgam. It was used at one time for the extraction of gold and silver from pulverized ores.

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Concession	A grant of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

Core	The long cylindrical piece of a rock, about an inch in diameter, brought to the surface by diamond drilling.

Diamond drilling
A drilling method in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion.  The drill cuts a core of rock, which is recovered in long cylindrical sections.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

Exploration	Work involved in searching for ore, usually by drilling or driving a drift.

Exploration expenditures	Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain mineral deposit reserves.

Free milling	Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

Gangue	The valueless minerals in an ore; that part of an ore that is not economically desirable but cannot be avoided in mining.

Grade	The average assay of a ton of ore, reflecting metal content.

Host rock	The rock surrounding an ore deposit.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Lode	A mineral deposit in solid rock.

Ore
The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably or to satisfy social or political objectives. The term is generally but not always used to refer to metalliferous material, and is often modified by the names of the valuable constituent; e.g., iron ore.

Ore body	A continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

Mine development	The work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineralization	The presence of economic minerals in a specific area or geological formation.

Mineral reserve
That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  Reserves are customarily stated in terms of “Ore” when dealing with metalliferous minerals.

Net Smelter Return (NSR)	A share of the net revenues generated from the sale of metal produced by a mine.

Prospect	A mining property, the value of which has not been determined by exploration.

Resources	The calculated amount of material in a mineral deposit, based on limited drill information.

Stamp mill
An apparatus, and the building containing it, in which rock is crushed by descending pestles (stamps), operated by water power or steam power. Amalgamation is usually combined with crushing when gold or silver is the metal sought, but copper, tin, and other ores are stamped to prepare them for dressing.

Stratigraphic units	A body of rock established as a distinct entity, geologically classified, based on any of the properties or attributes or combinations thereof that rocks possess.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Tonne	A metric ton which is equivalent to 2,200 pounds.

Trend	A general term for the direction or bearing of the outcrop of a geological feature of any dimension, such as a layer, vein, ore body, or fold.

Unpatented mining claim
A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim.

Vein	A mineralized zone having a more or less regular development in length, width, and depth, which clearly separates it from neighboring rock.

This registration statement should be read in its entirety. No one section of the registration statement deals with all aspects of the subject matter.

FORWARD LOOKING STATEMENTS

This Form 10 contains forward-looking statements.  These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause Standard Silver Corporation’s or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology.  These statements are only predictions.  Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.  We are under no duty to update any of the forward-looking statements after the date of this report to conform its prior statements to actual results.

Further, this report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”) that involve substantial risks and uncertainties.  Our actual results may vary materially from those within forward-looking statements because of risks to which we are subject, such as:

•	risks related to all of our properties being in the exploration stage;
•	risks related to challenges to the title of our mineral properties;
•	risks related applicable laws and government regulations;
•	risks related to our ability to raise additional capital to develop our prospects;
•	risks related to extraordinary operating risks inherent in the mining industry;
•	risks related to dramatic and unpredictable mineral price fluctuations;
•	risks related to fact that we are an exploration stage company;
•	risks related to our history of losses and our expectation that we will incur substantial losses and negative operating cash flows for the foreseeable future;
•	risks related to our limited operating history;
•	risks related to inability to complete development of our prospects if we cannot raise additional funding
•	risks related to our highly volatile stock prices;
•	risks related to possible dilution of our common stock arising from additional financing activities;
•	risks related to a low market price for our common stock;
•	risks related to non-payment of dividends on our common stock; and
•	risks related to the loss of key personnel.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Description of the Business”, “Risk Factors”, and “Management’s Discussion and Analysis” of this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

ITEM 1.	BUSINESS

Summary

Standard Silver Corporation is a mineral exploration company engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  We currently have interests in mineral properties located in Idaho, New Mexico andTexas.  We have also acquired a 28% limited liability company interest in La Cañada Mining and Exploration, LLC (“La Cañada”).  Through our interest in La Cañada, we have the ability to participate in the exploration, development, and operation of metallic and non-metallic mineral deposits that would otherwise require considerable engineering, metallurgical expertise and development capital expenditure.

We do not have any producing properties and consequently, we have no current operating income or cash flow.  We are an exploration stage company and have not generated any revenues.  Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.  We now endeavor to raise additional capital to acquire, evaluate, and develop new properties and exploit current projects.

We also intend to evaluate potential acquisitions of related businesses, including mining drilling operations, with the goal of providing revenues to the Company to offset our current developmental operations.  To date, we have not entered into any contractual arrangements with potential acquisitions.

Unless otherwise indicated, any reference to the “Company”, or as “we”, “us”, “our”, etc. refers to Standard Silver Corporation.

Description of Business

Overview of the Mineral Exploration Business

Mining companies are defined largely by the way in which they derive their revenues.  Major mining companies, or operators, generate revenues from the production and sale of the commodity it is mining.  A junior mining company has no mining operations.  Instead, they will seek to acquire properties that they believe have potential to host economic concentrations of minerals such as gold, silver and copper.  Once acquired, they may undertake a more detailed evaluation of the property to determine if economic mineralization is present on the property.  If economic mineralization is present, the junior company will look to option or lease the claim, or enter into a joint venture agreement with a major operator.  Since the juniors rely on optioning, leasing, and joint ventures for revenue, they have historically concentrated on targets with large potential to attract the major operators.  Most conduct lengthy, expensive and generally inconclusive diamond drilling programs and in the end are so diluted that the original investors realize little even if they do discover a big deposit.

This model has worked well for the industry for the past thirty years.  However, the recent rise of commodity prices may reflect a fundamental change in the supply and demand structure that could change the junior mining company’s role. Beginning in 1892 there was a general decline of real commodity prices, and with the exception of brief periods of increased demand, notably World Wars I and II, has extended into the beginning of the 21st century. The mining industry responded to this long-term price deflation by developing mass mining techniques aimed at increasing overall sales by virtue of increased production, which led to a long period of oversupply.

As a result of depleting reserves, decreased discovery rate, and the rapid economic development of China, India, and Brazil, there are now indications that the period of oversupply is ending. There will doubtlessly be new discoveries made and large mines brought into production as the higher prices stimulate new development, but these may not be adequate to return the prices to previous low levels. The enormous capital cost, exorbitantly long development times (more than 10 years in most cases) and the location of prospects in politically unstable areas may preclude most of these new, larger mines from being feasible at the previous price levels.

As a result, the more modest sized but higher-grade ore deposits that have been uneconomic since the early 1890’s may once again be viable. The inventory of these long idle mines is large. Although some effort is needed to locate this inventory, considerable data is available on these properties both in the public domain and from private sources.

Business Strategy

We have historically aimed to follow the traditional model for junior mining companies.  However, based on the current market and the considerable amount of data available to us with respect to older mines, we believe we can establish ourselves as an operator by focusing on the development of mineral deposits that can be brought to production relatively quickly at low capital costs and in stable and receptive geographies.  Following this course, we plan to acquire and, when feasible, develop properties:

•	That have a record of production in the past and to prospects that are nearby and are geologically similar to former producers;
•	Posses relatively high-grade ore bodies;
•	Are located in areas where the political status quo holds out a reasonable chance of acquiring the necessary permits in an acceptable time;
•	Where operations will disturb less than 10 acres at any given time, avoiding significant environmental impact on air, water, or on the area and complicated permitting;
•	That do not require complex engineering procedures or that will require highly skilled and specialized miners and technical staff; and
•	That can be operated with readily available and/or used equipment.

We have acquired an interest in five mineral properties that fit these criteria (i) the King Mine located in Boise County, Idaho, (ii) the Macho Mine, located in Sierra County, New Mexico, (iii) the Round Top Beryllium deposit located in Hudspeth County, Texas, (iv) the Gambrinus District located in Boise County, Idaho, and (v) the Banner Extension located in Boise County, Idaho.

In addition to the first tier base and precious metals, gold, silver, lead, zinc and copper, there are many lesser used metals and industrial non-metallic minerals that have seen dramatic price increases. Some of these metals and minerals such as vanadium, tungsten, molybdenum, present the opportunity for “stand alone” projects, or when they occur as accessories, can be recovered and enhance the profitably of other mines. In the past two years interest in uranium has increased with the greater demand for nuclear power.  We intend to evaluate such opportunities as they present themselves.

We may also encounter other opportunities with large potential that do not meet our established criteria.  In such situations, and when feasible, we may assign the rights to such properties to La Cañada, who has the experience and financial ability to develop large and complex projects.  Our interest in La Cañada gives us the opportunity to participate in projects that would otherwise be too expensive or complex for us to develop on our own, without incurring the delays and costs associated with finding joint-venture partners.

We also intend to evaluate potential acquisitions of related businesses, including drilling operations, with the goal of providing revenues to the Company to offset our current developmental operations.  To date, we have not entered into any contractual arrangements with potential acquisitions.

Competition

The mining industry is highly competitive.  We will be competing with numerous other companies, substantially all with far greater resources available to them.  We therefore will be at a significant disadvantage in the course of acquiring mining properties and obtaining materials, supplies, labor, and equipment.  Additionally, we are and will continue to be an insignificant participant in the business of mining properties.  A large number of established and well-financed companies are active in the mining industry and will have an advantage over us if they are competing for the same properties.  Nearly all such entities have greater financial resources, technical expertise and managerial capabilities than ourselves and, consequently, we will be at a competitive disadvantage in identifying possible mining properties and procuring the same.

Government Approvals

The exploration, drilling and mining industries operate in a legal environment that requires permits to conduct virtually all operations.  Thus permits are required by local, state and federal government agencies.   Local authorities, usually counties, also have control over mining activity.  The various permits address such issues as prospecting, development, production, labor standards, taxes, occupational health and safety, toxic substances, air quality, water use, water discharge, water quality, noise, dust, wildlife impacts, as well as other environmental and socioeconomic issues.

Prior to receiving the necessary permits to explore or mine, the operator must comply with all regulatory requirements imposed by all governmental authorities having jurisdiction over the project area.  Very often, in order to obtain the requisite permits, the operator must have its land reclamation, restoration or replacement plans pre-approved. Specifically, the operator must present its plan as to how it intends to restore or replace the effected area. Often all or any of these requirements can cause delays or involve costly studies or alterations of the proposed activity or time frame of operations, in order to mitigate impacts.  All of these factors make it more difficult and costly to operate and have a negative and sometimes fatal impact on the viability of the exploration or mining operation. Finally, it is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

The permit application and operating plan for the second stage of development and mining for the King Mine is planned to be submitted sometime in late 2008. Initial permitting procedures have been started for the Round Top deposit and the Orogrande garnet deposit.

Effect of Existing or Probable Government Regulations

Mineral exploration, including mining operations are subject to governmental regulation. Our operations may be affected in varying degrees by government regulation such as restrictions on production, price controls, tax increases, expropriation of property, environmental and pollution controls or changes in conditions under which minerals may be marketed. An excess supply of certain minerals may exist from time to time due to lack of markets, restrictions on exports, and numerous factors beyond our control. These factors include market fluctuations and government regulations relating to prices, taxes, royalties, allowable production and importing and exporting minerals. The effect of these factors cannot be accurately determined, and we are not aware of any probable government regulations that would impact the Company.

Employees

In addition to our executive officers, we currently have 1 full time employee.  In order to implement our business plan, we will be required to employ qualified technical and administrative employees or retain the services of qualified consultants with the technical expertise to evaluate the mineral properties.

Insurance

We currently do not have any insurance coverage to cover losses or risks incurred in the ordinary course of business.

Corporate History

Standard Silver was incorporated in the State of Nevada in 1970.  In July, 2004, our Articles of Incorporation were amended and restated to increase the number of shares of common stock to 25,000,000, and in March 2007, we affected a 1-for-2 reverse stock split. In September, 2008, the Company amended and restated its Articles of Incorporation to increase the number of shares of common stock from 25,000,000 to 100,000,000 and to authorize 10,000,000 shares of preferred stock.

Standard Silver Corporation was initially formed to develop silver properties located in the Cornucopia Mining District of Nevada.  We later broadened our focus to include other natural resources such as gold, coal, oil, and gas.   Between 2003 until February 2007, our operations were minimal.  In March 2007, we acquired interests in two mineral properties, the Old Hadley and the Macho Mines, located in southwestern New Mexico.  In 2007, we acquired a 28% interest in La Cañada Mining and Exploration LLC. In September 2007, Standard Silver acquired the King Mine located in Boise County, Idaho. In November 2007 Standard Silver acquired rights to lease the Round Top Beryllium deposit located in Hudspeth County, Texas. The rights to the Round Top Beryllium deposit were assigned to La Cañada in June 2008, and reassigned to Standard Silver in September 2008.  In 2008, the Old Hadley mine was assigned to La Cañada in exchange for the commitment to finance and develop property.  In September 2008, the Company executed letter agreements to lease the historic, inactive Illinois, Lucky Boy, Mascot, Texida, and Boulder Mines located in the Gambrinus sub-district in the northeastern part of the Boise Basin.  In addition, the Company executed a letter agreement to lease the Banner Extension property located in the Banner Mining District in Boise County, Idaho, located 23 miles northeast of Idaho City, Idaho.

Our principal executive offices are located at 1408 Roseland Boulevard, Tyler, Texas 75701, and our telephone number is (903) 520-8332.

ITEM 1A.	RISK FACTORS

Any investment in our securities involves a high degree of risk.  You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our securities.

Our business, financial condition and results of operations could be materially adversely affected if any of these risks materialized, which could result in the trading price of our common stock to decline.

Risk Associated with Our Exploration and Mining Business

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties, and our business could fail.

Despite mineral exploration work on certain of our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so.  The probability of an individual prospect ever having a mineral reserve that meets the requirements of the Securities and Exchange Commission is extremely remote; in all probability our mineral resource property does not contain any mineral reserve and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Even if commercial viability of a mineral deposit is established, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

There may be challenges to the title of our mineral properties.

The Company will acquire most of its properties by unpatented claims or by lease from those owning the property.  The validity of title to many types of natural resource property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and its application.

Mineral operations are subject to applicable law and government regulations. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits.  Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.  Permitting has been granted by the Forest Service to undertake the under ground sampling and rehabilitation of the King Mine. The permit application and operating plan for the second stage of development and mining for the King Mine is planned to be submitted in late 2008. Initial permitting procedures have been started for the Round Top deposit and the Orogrande garnet deposit. Yet, there can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest.  It is possible that our properties could be located on or near the site of a Federal Superfund cleanup project. Although we will endeavor to avoid such sites, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise.  At the date of this registration statement, we are not aware of any environmental issues or litigation relating to any of its current or former properties.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. We do not have adequate capital to develop necessary facilities and infrastructure and will need to raise additional funds.  Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our Company.

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, pollution and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Beryllium mining presents specific potential health risks.  Payment of any liabilities that arise from these health risks may adversely impact our Company.

Inhalation of beryllium can result in specific potential health risks ranging from acute pneumonitis, tracheobronchitis, and chronic beryllium disease to an increased risk of cancer.  Symptoms of these diseases may take years to manifest.  We do not currently maintain any insurance coverage against these health risks. The payment of any liabilities that arise from any such occurrences would have a material, adverse impact on our Company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as beryllium, copper, garnet, gold, silver, uranium, and zinc.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

Risks Associated with our Company

The Company is an exploration stage company and there can be no assurance the Company will successfully implement its plans.

We are in the exploration stage and our operations are subject to the considerable risks inherent in the establishment of a new business enterprise.  For the ten months ended June 30, 2008 we had losses of $107,436, and we expect losses in the future periods.  Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business which seeks to obtain funds to finance its operations in a highly competitive environment.  There can be no assurance that we will successfully implement any of its plans in a timely or effective manner or that we will ever be profitable.  In addition, there can be no assurances that we will choose to continue to develop any of our current properties because we intend to consider and, as appropriate, to divest ourselves of properties that may no longer be a strategic fit to our business strategy.

We have a history of losses and expect to incur substantial losses and negative operating cash flows for the foreseeable future, and we may never achieve or maintain profitability.

We had no revenues during the fiscal years ended August 31, 2007 and for ten months ended June 30, 2008.  We are not currently profitable.  We will likely need to raise additional capital as early as six months or sooner.  As a result of ongoing operating losses, we had an accumulated deficit of $699,718 as of June 30, 2008. Even if we succeed in developing our prospects, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future

We have a limited operating history on which to base an evaluation of our business and properties.

Our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine.  Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that they will be operated successfully.  We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties.

If we cannot raise additional funding, we will be unable to complete development of our prospects.

Since we do not generate any revenues, we may not have sufficient financial resources to undertake by ourselves all planned property acquisition and exploration activities.  Operations will likely be financed primarily through the sale of securities such as common shares.  We will need to continue our reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders.  Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The Company’s stock price is highly volatile.

The market price of our common stock has fluctuated and may continue to fluctuate.  These fluctuations may be exaggerated since the trading volume of its common stock is volatile, limited, and sporadic.  These fluctuations may or may not be based upon any business or operating results.  Its common stock may experience similar or even more dramatic price and volume fluctuations in the future

Additional capital may dilute current stockholders.

In order to provide capital for the operation of our business, it may enter into additional financing arrangements.  These arrangements may involve the issuance of new common stock, preferred stock that is convertible into common stock, debt securities that are convertible into common stock or warrants for the purchase of common stock.  Any of these items could result in a material increase in the number of shares of common stock outstanding which would in turn result in a dilution of the ownership interest of existing common shareholders.  In addition, these new securities could contain provisions, such as priorities on distributions and voting rights, which could affect the value of our existing common stock.

A low market price may severely limit the potential market for the Company’s common stock.

The Company’s common stock is currently trading at a price below $5.00 per share, subjecting trading in the stock to certain SEC rules requiring additional disclosures by broker-dealers.  These rules generally apply to any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions (a “penny stock”).  Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and institutional or wealthy investors.  For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale.  The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.  Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer.

Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock.

The Company will not pay dividends on its common stock.

We do not anticipate paying any cash dividends on its common stock in the foreseeable future.  While its dividend policy will be based on its operating results and capital needs, we anticipate that all earnings, if any, will be retained to finance its future operations

The loss of Daniel E. Gorski or G.W. (Mike) McDonald could adversely impact the Company.

The nature of our business, including our ability to continue our exploration and development activities depends, in large part, on the efforts of Dan Gorski and Mike McDonald.  The loss of any of these key people could have a material adverse effect on our business.

ITEM 2.	FINANCIAL INFORMATION

Overview

We had no revenues during the fiscal year ended August 31, 2007 and for ten months ended June 30, 2008.  We are not currently profitable.  As a result of ongoing operating losses, we had an accumulated deficit of $699,718 as of June 30, 2008.  As discussed in the Company’s financial statements, the Company’s absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2009 raise substantial doubt about its ability to continue as a going concern.

Results of Operations

Revenues.  The Company had no revenues for fiscal year 2007 and the ten months ended June 30, 2008.

Loss from Operations.  The Company’s loss from operations for fiscal year 2007 and the ten months ended June 30, 2008 decreased from $169,892 to $107,436 as a result of stock compensation to officers in the amount of $120,000 during fiscal year 2007, offset in part by an increase in the loss allocated from the equity investors for the ten months ended June 30, 2008.

Net Loss.  The Company’s net loss for fiscal year 2007 and the ten months ended June 30, 2008 decreased from $169,892 to $107,436 consistent with the loss from operations.

Net Loss per Share.  The Company’s net loss per share for fiscal year 2007 and the ten months ended June 30, 2008 decreased from $.02 per share to $.01 per share.

Liquidity and Capital Resources

At June 30, 2008, the Company had current assets of $35,241 and current liabilities of $95,113, resulting in working capital deficit of $59,872.  Because of the recurring losses, the Company will require additional working capital to fund its business operations.  The Company intends to raise additional working capital through best efforts debt or equity financing.  No assurance can be given that additional financing will be available, on terms acceptable to the Company.  The Company’s viability is contingent upon its ability to receive external financing.  Failure to obtain sufficient working capital may result in management resorting to the sale of assets or otherwise curtailing operations.

Off Balance Sheet Arrangements

None.

Contractual Commitments

We have no material contractual commitments.

ITEM 3.	PROPERTIES

Summary

As of August 2008, Standard Silver owns interests in five mineral properties (i) the King Mine located in Boise County, Idaho, (ii) the Macho Mine, located in Sierra County, New Mexico, (iii) the Round Top Beryllium deposit located in Hudspeth County, Texas, (iv) the Gambrinus District located in Boise County, Idaho, and (v) the Banner Extension located in Boise County, Idaho.  The prospects are held by unpatented mining claims owned directly by the Company or through legal agreements conveying exploration and development rights to the Company.  Our prospects have had a prior production history.

Additionally, Standard Silver has acquired an approximately 28.5% interest in La Cañada.  La Cañada currently holds interests in three properties both in the U.S.and Mexico (i) the Orogrande Industrial Garnet deposit, Otero, New Mexico, (ii) Sierra Mojada, Coahuila, Mexico, and (iii) the Old Hadley district, Luna County, New Mexico

Despite mineral exploration work on certain of our properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so.  The probability of an individual prospect ever having a mineral reserve that meets the requirements of the Securities and Exchange Commission is extremely remote; in all probability our mineral resource property does not contain any mineral reserve and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

Standard Silver Properties

Boise Basin Gold Project, Boise County, Idaho

The Boise Basin constitutes the drainage basin west and north of the town of Idaho City, Idaho.  Mining began in this district in the early 1860’s. Most of the recorded production in the Boise Basin was from placer deposits in Grimes, Elk, and Mores Creeks, with several drag-line and bucket-line dredges operating in the 1920’s and 1930’s.  Lode mining began almost immediately after discovery of the placer deposits.  The district is known for two types of high grade veins, those containing gold only and those bearing gold, silver, lead, zinc, copper and, in places, bismuth.  Both types occur throughout the basin and often in close proximity to each other.

The Gambrinus and the Summit Flat Districts are sub-districts within the northeastern part of the Boise Basin. Standard Silver has under lease sixteen (16) unpatented mining claims covering five (5) historic gold mines, in the Gambrinus mining district and five unpatented mining claims and one millsite in the Summit Flat District.

Gambrinus District

The Gambrinus district is located between Elk and Mores creeks northeast of Idaho City, Idaho. The leased claims cover the Boulder, Illinois, Lucky Boy, Mascot and Texida mines. In addition to these historic mines, we believe this property contains numerous prospects and many quartz veins exposed at the surface that have not yet been explored or developed.

The Illinois Lode

The Illinois lode is a broad structure that extends one and one half miles slightly south of east from the Gambrinus Mine through the Mascot Mine. It is located approximately five (5) miles northeast of Idaho City, Idaho. We believe that the Illinois lode is a wide structure containing numerous veins, stringers and lenses of rich gold-quartz ore.

Illinois Mine

The Illinois Mine and the other mines developed on the Illinois Lode were discovered early in the history of the Boise Basin by following the rich placers up Illinois Gulch. Published data describes production from a four hundred foot long ore shoot that averaged two feet wide and produced ore that was “exceptionally rich”.

Lucky Boy Mine

The Lucky Boy is east of the Illinois and also on the Illinois lode. There are no production records and operations ended in 1934 when the surface plant was destroyed by a forest fire. As in the Illinois, the veins lie within a wide structural zone.

Mascot Mine

The Mascot Mine is also on the Illinois lode and we believe it contains similar ore to the Illinois and Luck Boy.

Cloverleaf-Washington Structure

Approximately three thousand feet north and parallel to the Illinois Lode is another un-named structure that extends from the Cloverleaf Mine to the Washington Mine.

Texida Mine

The Texida vein is the easterly continuation of the Cloverleaf vein. Present workings consist of a series of open cuts on the outcrop and an approximately 700 foot long crosscut some three hundred (300) feet below the outcrop. The 700 crosscut is in the footwall and heads toward the vein at a small angle. The Texida is situated to explore and develop.

Boulder-Little Klondyke Structure

Another well mineralized zone lies some 3000 feet north of the Cloverleaf-Washington structure and is parallel to it. This structure is approximately two (2) miles downstream in Elk Creek from the Elkhorn Mine.

Boulder Mine

The Boulder mine lies in the bottom of Elk Creek some six and one half miles northeast of Idaho City. There is no data on this property other than it had a large 30 stamp, water powered mill. The mine operated from 1929 until 1934 when it was destroyed by a forest fire. We believe that there are three large veins striking through the property that are exposed by numerous surface trenches.

Summit Flat District

The Summit Flat district is located on the head of Grimes Creek some 11 miles northeast of Idaho City. We believe that the District has limited production from both pure gold and polymetallic veins. Development of this district has lagged other parts of the Basin because of high elevation, short season and more difficult access.

King Mine

The King Mine is located on the drainage divide between Grimes and Elk Creeks at elevations of between 7,200 and 7,800 feet above sea level.  It is situated equidistant, two and one half miles, between the Elkhorn Mine to the south and the Mammoth Mine to the north.

The King property consists of five unpatented mining claims and one unpatented mill site. The King Vein was discovered by unknown prospectors circa 1870. We believe that there are four veins on the property.

Banner District, Boise County, Idaho

The Banner Mining district is located approximately 23 miles northeast of Idaho City. The Banner Mine was active in the 1870’s and 1880’s, but there is limited data available.

Banner Extension Property

The Banner extension claim group consists of fourteen unpatented mining claims located on the southeast extension of the Banner veins. We believe that the owner of this property has been exploring this property for more than thirty years and has exposed at least seven veins.

The Macho Mine, Sierra County, New Mexico

Macho is held by 12 unpatented claims, the Macho 1 through 12. They are located in Sections 19, 20, 29, and 30 of Township 19 South Range 7 West.  The principal mine in the district is known as the Old Dude Mine and consists of two shafts, one 300 feet deep and another 500 feet deep, several more of unknown depth and a number of surface workings on at least two veins. The mine has five levels 100 feet apart.  The property is reached by a county road extending some  6 miles northwest after leaving New Mexico State Highway 27 approximately 5 miles north of the community of Nutt, New Mexico.

The Macho Mine was discovered in the late 1890’s by prospectors from Lake Valley, a well known bonanza silver district some 10 miles to the northeast. The mine was actively worked prior to 1904 and again during the 1920’s. All ore was shipped directly to either smelters or to mills at Lake Valley. The property was examined by a number of mining companies during the 1970 to 1985 time period but depressed metal prices precluded any active development.

The Old Dude Mine has been the only producing mine of record. This mine had three openings to the surface. The Anniversary shaft is vertical and reaches a depth of 500 feet below the surface, the Dude shaft follows the vein to the 300 foot level and a raise was driven up to the surface from the 100 foot level. All are now filled or caved. Several other shafts are present farther to the north of the Old Dude Mine but their workings are inaccessible and little is known about them.

The Round Top Beryllium Deposit, Hudspeth County, Texas

Round Top is a small mountain, one of a group of four that comprises the Sierra Blanca, located in Hudspeth County approximately eight miles northwest of the town of Sierra Blanca. The property is reached by a County Road that turns north off Interstate 10 approximately two miles west of the town.

In November 2007, the Company purchased the prospecting permits covering Sections 5, 7, 8, and 18 of Block 71, and most of Sections 12 and 13 of block 72, Hudspeth County, Texas. These permits guarantee access to conduct preliminary surface examination, and guarantees the exclusive right to negotiate a mineral lease agreement with the Texas General Land Office. Term of the prospecting permit is one year and may be extended.  In June 2008, the Company assigned these permits to La Canada.  La Canada reassigned the permits to the Company in September 2008.

The Round Top Beryllium Deposit was drilled and developed by Cabot Minerals and Cyprus Mines in the late 1980’s and early 1990’s.  Their data indicates approximately 850,000 tons of 1.5% BeO (25 million lbs) in part of the deposit.  In addition to Beryllium, we believe the Round Top Deposit contains uranium and rare earth mineralization and has potential for economic deposits of both.

The occurrence of fluorite mineralization has been known in the area since the 1950’s. This occurrence and the type of rocks associated with it, led Cabot Minerals, in the mid 1980’s, to begin an exploration program to test the north side of Round Top for beryllium. They conducted surface mapping and sampling followed by drilling from the surface. Their drilling was successful and they outlined a large beryllium oxide deposit in the contact zone between the Round Top rhyolite and the underlying Buda limestone.

Beryllium is a specialty metal used in a variety of ceramic and electronic applications. The market has been tightly controlled by one fully integrated company, Brush Wellman, and the product is not exchange traded.

However, research being done at Purdue University and at Texas A&M has shown that the addition of five to 10 percent beryllium oxide to the currently produced nuclear fuel pellets can extend the life of nuclear fuel rods by as much as twenty five percent. The addition of beryllium oxide has been shown to increase the heat conductivity of the pellets and makes the process more efficient.  We believe that if the beryllium-uranium pellets perform in the field test that is scheduled to begin soon, the market for beryllium oxide will expand exponentially.

La Cañada Mining and Exploration Properties

The Old Hadley District, Luna County, New Mexico

Standard Silver owns 45 unpatented mining claims in the Old Hadley Mining District in northern Luna County, New Mexico. These claims were assigned to La Canada in 2008.  These claims cover 800 acres and are known as the HA claim group. They are located in Sections 29 and 32 of Township 20 and South Range 8 West and in Sections 4 and 5 of Township 21 South Range 8 West in northern Luna County, New Mexico. This group of claims surrounds an 85-acre group of patented claims which constitute the historic Graphic Mine. This patented group is owned by a local rancher and is under lease to a Fort Worth group.

The Graphic mine was developed and successfully operated by a man named Walter Hadley in the 1880s’ and early 1890’s; the mine and district are alternatively called the “Old Hadley” in published literature. The property became inactive after the general collapse of metal prices and particularly silver prices in 1892. The mine was acquired and reopened in the late 1920’s by a man named Houghton. The property was dewatered and sampled and an attempt was made to raise capital, but the venture failed with the onset of the depression in 1929. Most of the historic data comes from Houghton’s work. There are six levels served by a vertical shaft, now caved. The bottom level is six hundred and twenty five feet below the shaft collar. Houghton’s un-verified data show that the vein averaged approximately ten feet wide and averaged around eighteen ounces of silver per ton and eighteen percent lead on the six hundred twenty five foot level. The vein had widened and increased in grade with depth according to the historic data.

The known extent of the Graphic vein is at least 4400 feet. Only some 1000 feet of it is located on the patented group and the rest of it extends to the southwest. This southwestward extension of the Graphic vein is now covered by the HA claim group. Although there is not the extensive development to depth on this part of the vein, there is an old 80 foot deep shaft and 200 feet of drift on the vein that old data reports to be in what then was “low grade” ore. This “low grade ore” is identical to the upper parts of the Graphic Mine as described by Houghton.

There are mineralized parallel veins present on either side of the Graphic vein, which have been explored only by shallow shafts and surface workings. Northeast of the mine there are workings on veins that show considerable copper oxide and barite. The presence of copper oxide and barite in these veins almost certainly indicates that tetrahedrite was present.

The Orogrande Industrial Garnet Deposit, Otero County, New Mexico

The Orogrande Mining District is located in Southwest Otero County, New Mexico, approximately three miles north-northwest of the small town of Orogrande. The district is in the southern third of a small range of hills called the Jarilla Mountains. This small range is approximately four miles wide and ten miles long and trend north-south. The Orogrande Mining District is located about 90 miles NNE of El Paso, Texas and is accessible by dirt road off of US highway 54 from El Paso, Texas.

All historic mining and exploration within the district were focused on gold-copper mineralization. These deposits are small and not high enough grade to develop economic operations. However there are numerous large bodies of garnet skarn that were recognized in the mid 1990’s to have potential as a source of abrasive garnet used in sandblasting; we believe garnet is the mineral of choice for this application because of its superior health and safety characteristics.

Sierra Mojada, Coahuila, Mexico

The Sierra Mojada Mining District is located in the west central part of the state of Coahuila, Mexico, near the Coahuila-Chihuahua State border about 200 kilometers south of the U.S. border.  The project area presently covers a property position of 109 hectares, consisting of one block of four contiguous mining claims, and two separate mining claims, La India Dos of 9.84 hectares, and La Perla of 27.82 hectares.  A paved highway ends at the village of Sierra Mojada, about one kilometer from the property.  Primitive dirt roads provide access to most mineralized areas.

Lead, zinc and silver mineralization was discovered around 1880 and Mexican owners mined direct shipping ores until about 1887 when American interests acquired the mines.  American mining methods and capital were employed in the 1820’s, during which ore was shipped directly to El Paso, Texas or Argentine, Kansas.  Intermittent small-scale mining continued from the late 1920’s through to 1984.  Metalline Mining Co. (“Metalline”) became active in the district in 1997 and consolidated properties in the east part of the district where most of the historical production was obtained.  Metalline carried out exploration activities and is preparing a feasibility study on its zinc deposits.

La Cañada property covers the western extension of the mineralized zone being developed by Metalline.  La Cañada has not yet conducted any exploration on the property.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 15, 2008, the number and percentage of outstanding shares of Company common stock owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the named executive officers as defined in Item 402 of Regulation S-K; and (d) all current directors and executive officers, as a group.  As of October 15, 2008, there were 22,655,259 shares of common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.  Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Unless otherwise indicated, the business address of the individuals listed is 1408 Roseland Blvd., Tyler, Texas 75701.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class
Common Stock	G.W. McDonald	5,050,000	22.29%
Common Stock	Daniel E. Gorski	4,800,000	21.19%
Common Stock	Brewer & Pritchard, P.C.	3,750,000	16.55%
Common Stock	RLR Partnership	3,750,000	16.55%
Common Stock	Stanley Korzeb	1,000,000	4.41%
Common Stock	Cecil Wall	600,000	2.65%
	All directors and executive officers as a group (4 persons)	11,450,000	50.54%

ITEM 5.                       DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Our current executive officers and directors are:

Name	Age	Position	Positions Held Since
Daniel E. Gorski	70	Director, Chief Executive Officer, and President	January 2007
G.W. (Mike) McDonald	71	Director, Chief Financial Officer, and Vice President	January 2004
Cecil Wall	75	Director, Secretary & Treasurer	January 2004
Stanley Korzeb	55	Vice President	January 2007

Daniel E. Gorski.  Mr. Gorski has severed as president and director of the Company since January 2006.  From July 2004 to January 2006, Mr. Gorski was the co-founder and vice president of operations for High Plains Uranium Inc., a uranium exploration and development company that went public on the Toronto Stock Exchange in December 2005.  Between June 1996 to May 2004, Mr. Gorski served as an officer and director of Metalline Mining Co., a publicly traded mining and development company with holdings in the Sierra Mojada Mining District, Coahuila, Mexico.  From January 1992 to June 1996, Mr. Gorski was the exploration geologist under contract to USMX Inc. and worked exclusively in Latin America.  Mr. Gorski earned a BS in 1960 from Sul Ross State College, in Alpine, Texas and an MA in 1970 from the University of Texas in Austin, Texas.  Mr. Gorski has over thirty-five years of experience in the mining industry.

Mike McDonald.  Mr. McDonald has served as the Company’s vice president and director since January 2004.  From 1998 and to the present, Mr. McDonald has been involved with various companies.  From 1994 to 1998, he served as the president of Ferex Corporation.  From 1987 to 1994, he was self-employed and pursued his own interests primarily in the oil and gas business.  In 1980, he founded the oil and gas exploration company, Roseland Oil & Gas, Inc. and served as its president until 1987.  From 1975 to 1980 he was employed with Exxon.  From 1960 to 1975 he was employed by Shell Oil Company.  Mr. McDonald received his B.S. Degree in Geology in 1955 from Sul Ross University in Alpine, Texas.

Cecil C. Wall.  Mr. Wall has served as the Company’s secretary and treasurer and director since January 2004.  Mr. Wall served as vice president and directors for Brenex Oil Corporation, a small oil and gas producing company located in St. George, Utah, since April 1998.  Since 1969, Mr. Wall has been engaged in oil and gas and his businesses.  Mr. Wall attended Utah State University, in Logan, Utah from 1951 to 1952.

Stanley Korzeb.  Mr. Korzeb has served as the Company’s vice president since 2007.  From May 2006 to November 2006, he served as Exploration Geologist for Teck Cominco of the Pend Oreille Mine in Metalline Falls, Washington.  From February 2004 to December 2005, Mr. Korzeb was the Chief geologist for Metalline Mining Company in Coeor D’Alene, Idaho.  From September 1980 to February 1996, Mr. Korzeb was employed by the U.S. Bureau of Mines as a Geologist in Denver, Colorado.  Mr. Korzeb received a Master of Science in Geology in 1977 from Miami University in Oxford, Ohio and a BS in Geology from the University of Massachusetts in 1975.

Committees of the Board & Director Independence

Our Board of Directors is currently composed of three directors, none of whom would qualify as an independent director based on the definition of independent director set forth in Section 240.10A-3 of the Securities Act.  We are not subject to corporate governance rules that require that a board of directors be composed of a majority of independent directors.  The Board has not established any committees and, accordingly, the Board serves as the audit, compensation, and nomination committee.  The Company has no audit committee financial expert as defined under Section 228.401.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the board of directors is comprised of Mr. Gorski, Mr. McDonald, and Mr. Wall.  Mr. Gorski, Mr. McDonald, and Mr. Wall are officers of the Company.  None of the Company’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on the Company’s board of directors or Compensation Committee.  No member of the Company’s board of directors is an executive officer of a company in which one of the Company’s executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Ethics

Our board of directors adopted a Code of Ethical Conduct which applies to all our Company directors, officers and employees, including our principal executive officer and principal financial officer, principal accounting officer or comptroller, or other persons performing similar functions.

ITEM 6.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives.  Our board of directors has the responsibility for establishing and reviewing the Company’s compensation philosophy and objectives.  The overall objectives of our compensation program for our executive officers are to attract and retain highly qualified executives committed to our success and our mission, to motivate our executives to build and grow our business, to reward loyalty and to incentivize our officers during both periods of growth, as well as uncertainty, and to align the interests of our executives with the interests of our stockholders. Ultimately, the goal of the compensation committee is to provide our executive officers with appropriate annual and longer-term compensation, both equity and non-equity based, to incentivize these officers and align their interests with those of our shareholders.  The board of directors has not established a formula for allocating between cash and non-cash compensation.  We refer to our president and chief executive officer, our chief financial officer and our other officers in the Executive Compensation Table as our named executive officers.

Role of Executive Officers and Management.  The president and chief executive officer provide recommendations to the board of directors on matters of compensation philosophy, plan design and the general guidelines for executive officer compensation.  These recommendations are then considered by the board of directors.  The president and chief executive officer is also a member of the board of directors and therefore generally attends meetings related to compensation but abstains from voting with respect his own compensation. In addition, the other members of the board of directors may discuss compensation of the president and chief executive officer in sessions where he is not present.

The board of directors has not hired any compensation consultants to assess the current salary levels or other compensation elements for our executive officers. In the future, we anticipate that the board of directors may review and consider summaries of competitive salary levels prepared by management based on various survey data.

Elements of Executive Compensation.  The Company has historically not awarded or paid its named executive officers compensation for services.  We anticipate awarding compensation to our named executive officers beginning this fiscal year.  The compensation we will provide to our executive officers will primarily consist of the following:

•	annual base salary,
•	annual cash bonuses which are discretionary and/or based on the achievement of annual performance objectives,
•	stock awards, and
•	stock options

We do not offer pension or any other retirement plans for executives. We do not currently provide any deferred compensation plan for executives.

The board of directors has not hired any compensation consultants to assess the current salary levels or other compensation elements for our executive officers. In the future, we anticipate that the board of directors may review and consider summaries of competitive salary levels prepared by management based on various survey data.

Base Salary.  The Company has not offered, but may in the future offer salary to our named executive officers.  Base salary ranges for named executive officers will determined for each executive based on his or her position, leadership, years of experience and level of responsibility.

During its review of base salaries for executives, the board of directors will primarily consider:

•	Internal review of the executive’s compensation, both individually and relative to other officers;
•	Individual performance of the executive;
•	Qualifications and experience of the officer;
•	The complexity of our operations;
•	Our ability to compete with other companies, including larger, more established and better capitalized companies, for the recruitment and retention of skilled management; and
•	The financial condition and results of operations of the Company.

We expect that salary levels will be considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Incentive Cash Bonuses.  The Company has not offered, but may in the future offer fiscal year incentive cash bonuses tied to an executive's performance.  These bonuses are discretionary and are intended to reward an executive’s individual performance as well as Company performance.

Equity Awards. The Company has not offered, but may in the future offer equity awards to its named executive officers.  The Company believes that equity awards will be an important component of executive compensation and will serve to better align the interests of executives with those of our stockholders, eliciting maximum effort and dedication from our executive officers. In the event the Company makes any such equity awards, the medium and long-term incentive compensation portion of the Company’s compensation program will consist primarily of grants of stock awards as well as grants of stock options.  Any grants of stock awards or stock options will be made pursuant to the stock grant and option plans adopted by the Company. These grants and awards will be designed to provide incentives for longer-term positive performance by the executive and other senior officers and to align their financial interests with those of the Company’s stockholders by providing the opportunity to participate in any appreciation in the stock price of the Company’s common stock that may occur after the date of grant of stock or options. In addition, the Company believes that equity compensation will enhance our ability to attract and retain highly qualified executives and other persons and to motivate them to improve our business results and earnings by providing them equity holdings in the Company.

Profit and Revenue Sharing.  The Company does not compensate its executive officers through profit and revenue sharing.  The Company believes that the long-term viability and success of the Company and maximum shareholder value are dependent upon the financing and development of various mining projects. These projects may require a longer-term focus and may not result in revenue in the short term. Therefore, the Company believes that our executive officers will have their interests more closely aligned with that of our shareholders, if a larger portion of their compensation is equity-based rather than revenue sharing based.

Retirement and Other Benefits.
We do not offer, and do not plan to offer a 401(k) plan to any of our named executive officers or employees.

Stock Ownership Guidelines. The Company has not established any formal policies or guidelines addressing expected levels of stock ownership by the named executive officers or for other executive officers.

Summary Compensation Table

The following table contains compensation data for our named executive officers for the fiscal year ended August 31, 2008.

Summary Compensation Table
Name and Principal Position	Year	Salary And Consulting Payments ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Daniel E. Gorski	2007	--	--	--	--	--
President, and CEO

G.W. McDonald	2007	--	--	--	--	--
Vice President and CFO	2006	--	--	--	--	--

Grants of Plan-Based Awards

The Company has a stock option plan in which it has reserved two million shares.  No securities or options have been issued pursuant to this plan.  No options have been issued to the named executive officers under this plan or any other plan.

Employment Agreements

The Company has not entered into any employment agreements.

Nonqualified Deferred Compensation

The Company does not offer nonqualified deferred compensation to any of its named executive officers.

Potential Payments upon Termination or Change-in-Control

The Company does not offer any payment to any of its named executive officers following or in connection with any termination, resignation, severance, retirement, change in control, change in the named executive officer’s responsibilities, or any other similar event.

Director Compensation

Directors do not receive any additional compensation for serving as director.  No director received any fees for his services during the last fiscal year.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans

During the 10 months ended June 30, 2008, Daniel Gorski loaned the Company a total of $62,000 pursuant to four unsecured notes with a maturity date of December 31, 2008, all of which remain outstanding.

During the 10 months ended June 30, 2008, Mike McDonald loaned the Company $5,000 pursuant to an unsecured note, with a maturity date of December 31, 2008, that remains outstanding.

Issuance of Stock

In October 2008, the Company agreed to issue 2,750,000 shares of common stock to Brewer & Pritchard, PC for services rendered.

In October 2008, the Company agreed to issue 2,750,000 shares of common stock to RLR Partnership for services rendered.

In May 2008, the Company agreed to issue 1,000,000 shares of common stock at $.025 per share to the shareholders of Brewer & Pritchard, PC, corporate counsel.

In May 2008, the Company agreed to issue 1,000,000 shares of common stock at $.025 per share to RLR Partnership.

In April 2007, the Company issued 4,800,000 shares of common stock at $.01 per share to Dan Gorski, director, chief executive officer, and president in exchange for interest in a mineral property and nominal consideration.

In April 2007, the Company issued 4,800,000 shares of common stock at $.01 per share to Mike McDonald, director, chief financial officer, and president in exchange for interest in a mineral property and nominal consideration

In April 2007, the Company issued 1,000,000 shares of common stock at $.01 per share to Stanley Korzeb, director and vice president in exchange for nominal consideration.

In April 2007, the Company issued 500,000 shares of common stock at $.01 per share to Cecil Wall, director, secretary and treasurer in exchange for nominal consideration.

In April 2007, the Company issued 400,000 shares of common stock at $.01 per share to John K. Brown in exchange for nominal consideration.

In April 2007, the Company issued 250,000 shares of common stock at $.01 per share to John Cayias in exchange for nominal consideration.

In April 2007, the Company issued 250,000 shares of common stock at $.01 per share to Mary Ann Karnes in exchange for nominal consideration.

ITEM 8.	LEGAL PROCEEDINGS

We are currently not involved in any litigation.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the “Pink Sheets” under the symbol “SDSR”.  The following table sets forth the range of high and low bid prices for the last two fiscal years.

Year 2008	High	Low
Quarter ended August 31, 2008	$.50	$.17
Quarter ended May 31, 2008	$.54	$.16
Quarter ended February 29, 2008	$.40	$.11
Quarter ended November 30, 2007	$.44	$.20

Year 2007	High	Low
Quarter ended August 31, 2007	$.44	$.17
Quarter ended May 31, 2007	$.40	$.30
Quarter ended February 28, 2007	$.50	$.30
Quarter ended November 30, 2006	$.50	$.26

The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.  The quotations give effect to a one for two reverse stock split effective April 28, 2007.  On October 13, 2008, the closing bid price of the common stock was $.15.

Stockholders

As of October, 2008, there are 490 holders of record of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock.  We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the near future

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of June 30, 2008.

Equity Compensation Plan Information
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average Exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity Compensation Plans approved by security holders	None	None	None
Equity Compensation Plans not approved by security holders	None	N.A. (No options outstanding)	-0-
	-0-	N.A.	-0-
Total	-0-	N.A.	-0-

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

All issuances of common by the Company within the last three years which were not registered under the Securities Act are disclosed under Item 7.

The Company was the seller/issuer of the above securities, and no underwriters were used.  No underwriting discounts, commissions or selling commissions were paid in connection with any of the prior sales of the Company securities.  All Company securities issued were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933; in that the transactions did not involve a public offering, and in that all purchasers or recipients were sophisticated investors who represented their intention to acquire the Company's securities for investment purposes only and not with the intent to re-sell or distributed.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue 100,000,000 shares of common stock, $.01 par value and 10,000,000 of preferred stock.

Common Stock

As of October 15, 2008, there were 22,655,259 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders.  The holders of common stock have the sole right to vote, except as otherwise provided by law or by our certificate of incorporation, including provisions governing any preferred stock.  The common stock does not have any cumulative voting, preemptive, subscription or conversion rights.  Election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.  The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Subject to the rights of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if declared by our board of directors out of funds legally available.  In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

Preferred Stock

We are authorized to issue of blank check authorized preferred stock of which none are issued and outstanding and has no present plans for the issuance thereof. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our board of directors may also designate the rights, preferences, and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; and
•	delaying or preventing a change in control without further action by the stockholders

Transfer Agent

The transfer agent and registrar for our common stock is Securities Transfer Corporation whose address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the "NRS") and pursuant to our Articles of Incorporation and Bylaws.

Nevada Revised Statutes

Section 78.7502 of the NRS provides as follows:

1.             A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

 (a)            Is not liable pursuant to NRS 78.138; or

(b)
Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.             A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)            Is not liable pursuant to NRS 78.138; or

(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.             To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the NRS provides as follows:

1.             Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)            By the stockholders;

(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.             The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.  The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)
Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Our Articles of Incorporation

To the fullest extent allowed by law, the directors and executive officers of the Corporation shall be entitled to indemnification from the Corporation for acts and omissions taking place in connection with their activities in such capacities.

Our Bylaws

Section 8.01                                 Indemnification: Third Party Actions.  The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.  The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 8.02                                 Indemnification: Corporate Actions.  The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 8.03                                 Determination.  To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made by the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof.  Such determination shall be made either (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 8.04                                 General Indemnification.  The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

Section 8.05                                 Advances.  Expenses incurred in defending a civil or criminal action, suit, or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to indemnified by the corporation as authorized by this Section.

Section 8.06                                 Scope of Indemnification.  The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who ceases to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

Section 8.07.                                 Insurance.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act at and is, therefore, unenforceable

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Regulation S-X is included herein commencing on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit Number	Description of Document

3.1	Amended and Restated Bylaws
3.2	Amended and Restated Articles of Incorporation
4.1	Form of Common Stock Certificate (to be provided by amendment)
10.1	Stock Option Plan
10.2	Operating Agreement of La Cañada Mining and Exploration LLC (to be provided by amendment)
14.1	Code of Ethics (to be provided by amendment)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD SILVER CORPORATION

Date: October 15, 2008	By:	/s/ DANIEL GORKSI
Daniel Gorski
President, Chief Executive Officer and Director

STANDARD SILVER CORPORATION

Date: October 21, 2008	By:	/s/ G.W. MCDONALD
G.W. McDonald
Director

STANDARD SILVER CORPORATION

Date: October 21, 2008	By:	/s/ CECIL C. WALL
Cecil C. Wall
Director

STANDARD SILVER CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2008

STANDARD SILVER CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Standard Silver Corporation
Tyler, Texas

We have audited the accompanying balance sheets of Standard Silver Corporation ( the “Company”) as of June 30, 2008 and August 31, 2007, and the related statements of operations, stockholders' equity (deficit), and cash flows for the ten months ended June 30, 2008 and the year ended August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Silver Corporation as of June 30, 2008 and August 31, 2007, and the results of its operations and its cash flows for the ten months ended June 30, 2008 and the year ended August 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company's absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2009 raise substantial doubt about its ability to continue as a going concern. The 2008 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LBB & Associates Ltd., LLP
Houston, Texas
August 21, 2008, except for Note 8, as to
which the date is October 15, 2008

Standard Silver Corporation
Balance Sheets as of
August 31, 2007 and June 30, 2008

	June 30, 2008	August 31, 2007
ASSETS

CURRENT ASSETS
Cash	$35,241	$19,895

Total Current Assets	35,241	19,895

Investments	-	31,809
Note and interest receivable from related party	53,998	-

Total Assets	$89,239	$51,704

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Notes and interest payable to related parties	$95,113	$142

Total Liabilities	95,113	142

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, $.01 par value; 25,000,000 share authorized,
15,155,260 and 15,154,010 share issued and outstanding as of
June 30, 2008 and August 31, 2007, respectively	151,553	151,540
Additional paid-in capital	542,291	492,304
Accumulated deficit	(699,718)	(592,282)

Total Stockholders' Equity (Deficit)	(5,874)	51,562

Total Liabilities and Stockholders' Equity (Deficit)	$89,239	$51,704

The accompanying notes are an integral part of these financial statements.

Standard Silver Corporation
Statements of Operations for the Year Ended
August 31, 2007 and Ten Months Ended June 30, 2008

	10 Months Ended	Year Ended
	June 30,	August 31,
	2008	2007

OPERATING EXPENSES
General and administrative	$71,993	$169,445
Loss from equity investee	23,809	6,191

LOSS FROM OPERATIONS	(95,802)	(175,636)

OTHER INCOME (EXPENSE)
Gain (loss) on asset disposition	(10,340)	3,391
Interest income	2,046	2,495
Interest expense	(3,340)	(142)

NET LOSS	$(107,436)	$(169,892)

Net loss per share:
Basic and diluted net loss per share	$(0.01)	$(0.02)

Weighted average shares outstanding:
Basic and diluted	15,154,992	7,296,473

The accompanying notes are an integral part of these financial statements.

Standard Silver Corporation
Statements of Cash Flows for the Year Ended
August 31, 2007 and Ten Months Ended June 30, 2008

	10 Months Ended	Year Ended
	June 30,	August 31,
	2008	2007

OPERATING ACTIVITIES:
Net loss	$(107,436)	$(169,892)
Adjustments to reconcile net loss to net cash
used in operating activities:
Interest accrued on notes payable from related party	2,971	142
Interest accrued on notes receivable from related party	(1,998)	-
Stock-based compensation	-	120,000
Loss (gain) on asset disposition	10,340	(3,391)
Loss on investment in La Canada	23,809	6,191
Changes in current assets and liabilities:
Other assets	-	1,050

Net cash used in operation activities	(72,314)	(45,900)

INVESTING ACTIVITIES:
Loans to related party	(52,000)	-
Investment in mineral leases	(2,340)	(8,000)
Proceeds from sale of assets	-	31,175
Investment in La Canada	-	(30,000)

Net cash used in investing activities	(54,340)	(6,825)

FINANCING ACTIVITIES:
Proceeds received for stock not issued	50,000	-
Proceeds from related party borrowings	92,000	-

Net cash provided by financing activities	142,000	-

NET INCREASE (DECREASE) IN CASH	15,346	(52,725)
CASH, beginning of period	19,895	72,620

CASH, end of period	$35,241	$19,895

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$370	$-

Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

Standard Silver Corporation
Statements of Shareholders’ Equity (Deficit) for the Year Ended
August 31, 2007 and Ten Months Ended June 30, 2008

					Total
			Additional		Stockholders'
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Balance as of August 31, 2006	3,154,010	$31,540	$492,304	$(422,390)	$101,454

Shares issued for services	12,000,000	120,000	-	-	120,000

Net loss	-	-	-	(169,892)	(169,892)

Balance at August 31, 2007	15,154,010	151,540	492,304	(592,282)	51,562

Replacement shares	1,250	13	(13)	-	-

Proceeds from stock subscription for 2,000,000 shares not yet issued	-	-	50,000	-	50,000

Net loss	-	-	-	(107,436)	(107,436)

Balance at June 30, 2008	15,155,260	$151,553	$542,291	$(699,718)	$(5,874)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Standard Silver Corporation (“Standard Silver”) was incorporated in the State of Nevada in 1970.  In July, 2004, our Articles of Incorporation were amended and restated to increase the authorized capital to 25,000,000 common shares and, in April 2007, we affected a 1-for-2 reverse stock split.  The Company’s fiscal year-end is August 31.

The Company was initially formed to develop silver properties located in the Cornucopia Mining District of Nevada.  We later broadened our focus to include other natural resources such as gold, coal, oil, and gas.

Between 2003 and 2007, our operations were minimal.  In 2007 we acquired (i) interests in two mineral properties, the Old Hadley and the Macho Mines, located in southwestern New Mexico.  (ii) a 28.5% interest in La Cañada Mining and Exploration LLC (“La Canada”) (iii) the King Mine located in Boise County, Idaho, and (iv) rights to lease the Round Top Beryllium deposit located in Hudspeth County, Texas. In June 2008, the Round Top Deposit and the Old Hadley mine were assigned to La Cañada in exchange for La Cañada’s commitment to finance and develop the assigned properties.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments

Investments in entities over which the Company can exercise significant influence, but not control, are accounted for under the equity method of accounting.  Whether the Company exercises significant influence with respect to an investment depends on an evaluation of several factors including, among others, representation on the investee’s board of directors and ownership level, generally 20% to 50% interest in the voting securities of the investee including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the investee.  Under the equity method of accounting, the Company’s share of the earnings or losses of these companies is included in the other items section of the consolidated statement of operations. The Company’s investment in La Cañada is accounted for under the equity method.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations.  Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

Fair Value of Financial Instruments

The carrying value of cash and related party advance approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management’s opinion the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Long-lived Assets

The Company reviews the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  There has been no impairment of long-lived assets reflected in these financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been performed, the sales price is fixed or determinable and collectability is probable.

Stock-based Compensation

The Company adopted SFAS 123(R) effective February 1, 2006.  The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS 123(R).  Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free rate, and dividend yield.  Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the option holders, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants using the treasury method. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 3 – FINANCIAL CONDITION AND GOING CONCERN

For the ten month period ending June 30, 2008 and the year ended August 31, 2007, the Company incurred losses totaling $107,436 and $169,892, respectively, and had a working capital deficit at June 30, 2008 of $59,872.  Because of the recurring losses, the Company will require additional working capital to develop and/or renew its business operations.

The Company intends to raise additional working capital either debt or equity financing. No assurance can be given that additional financing will be available or, if available, on terms acceptable to the Company.  If adequate working capital is not available, the Company may not renew or continue its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4– RELATED PARTY TRANSACTIONS

The Company has periodically received cash advances from the Company’s officers and relatives of the Company officer to fund operations.  As of June 30, 2008, $70,035 in principal and interest is outstanding from the Company officers and $25,078 is outstanding from a relative of a Company officer.  The advances are due on demand and accrue interest at six percent (6%) per annum.

During the ten months ended June 30, 2008 the Company loaned $52,000 to La Cañada Mining & Exploration LLC. As of June 30, 2008, $52,000 in principal and $1,998 in interest is outstanding from La Cañada Mining & Exploration LLC. There are no repayment terms, and the underlying notes accrue interest at rates ranging from 6.00 percent to 7.75 percent per annum.

NOTE 5 – INVESTMENTS

The Company owns a 28.5% interest in La Cañada.  As of August 31, 2007, the Company’s investments also included mineral property rights which, in June 2008, were assigned to La Cañada, resulting in a loss of $10,340.

The Company’s investment in La Cañada is accounted for under the equity method based on its ownership interest.  For the ten month period ending June 30, 2008 and the year ending August 31, 2007, losses of $23,809 and $6,191, respectively, were recorded as the Company’s share of losses of La Cañada.  The net carrying amount of the investment in La Cañada is $0 as of June 30, 2008, since the cumulative losses equal the amount of the investment.

NOTE 6 - CAPITAL STOCK

The Company authorized capital stock consists of 25,000,000 shares of common stock, with a par value of $0.01 per share.  All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by shareholders.  The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal ratable rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.   In the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution  to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

On April 16, 2007 the Board approved a 1-for-2 reverse stock split.  The effect of this reverse split is applied retroactively in these financial statements.

After the reverse stock split the Company issued 12,000,000 shares to its current and former directors and employees for certain mining interest and nominal consideration.  The fair market value of the shares was determined to be $120,000 and is recorded as compensation expense in the accompanying financial statements.

In May 2008 the Company received funds for stock offered in a private placement to accredited investors at a cash price of $.05 per share.  As of June 30, 2008 these share have not been issued.

NOTE 7 – INCOME TAXES

At June 30, 2008 and August 31, 2007, the cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

NOTE 7 – INCOME TAXES (CONTINUED)

	June 30, 2008	August 31, 2007

Net operating loss carryforward	$54,000	$17,000

Less: Valuation allowance	(54,000)	(17,000)

Deferred tax asset, net of allowance	$–	$–

As a result of the change in control effective in April 2007, the Company’s net operating losses prior to that date may be partially or entirely unavailable, by law, to offset future income and, accordingly, are excluded from the associated deferred tax asset.

The provision for income taxes for the year ended August 31, 2007 and the period ended June 30, 2008 differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes because, (i) the Company has recorded a valuation allowance in the amount of the change in the deferred tax asset for each period and, (ii) the company has $120,000 of non-deductible stock compensation expense for the year ended August 31, 2007. The Company’s net operating loss carryforward expires beginning in 2022.

NOTE 8 – SUBSEQUENT EVENTS

On September 9, 2008, the Company adopted a stock option plan in which it has reserved two million shares.  No securities or options have been issued pursuant to this plan.  No options have been issued to the named executive officers under this plan or any other plan.

On September 10, 2008, the Company amended and restated its Articles of Incorporation to (i) increase the number of shares of common stock from 25,000,000 to 100,000,000, (ii) authorize 10,000,000 shares of preferred stock, (iii) add a provision for the indemnification of officers and directors, and (iv) opt out of the Nevada anti-takeover statute.

On October 15, 2008, the Company agreed to issue 2,750,000 shares of common stock to Brewer & Pritchard, PC for services rendered.

On October 15, 2008, the Company agreed to issue 2,750,000 shares of common stock to RLR Partnership for services rendered.